USA VIDEO INTERACTIVE CORP.

May 3, 2004

04024950

RECEIVED
2004 MAY 11 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

dlw 5/18

USVO Japanese Patent Office issues USA Video Patent

USA VIDEO INTERACTIVE CORP.

Old Lyme, Connecticut, May 3, 2004 – Further to the Company's news release of January 27, 2004, USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) has been advised by its Japanese patent attorney that the Japanese Patent Office has granted the Company's wholly owned subsidiary, USA Video Inc., Patent #3,521,282 covering its store and forward video technology. The Japanese patent corresponds to U.S. Patent #5,130,792, issued July 14, 1992 by the US Patent and Trademark Office. This U.S. patent is considered a pioneering patent in the field of video-on-demand and Internet video, and has been cited by at least 165 other patents. In addition to this patent approval, USVO holds similar patents in the US, Canada, Germany, England, France, Spain, and Italy.

USVO's subsidiary, USA Video Technology Corporation has filed a lawsuit in the US District Court of Delaware against Movielink LLC. Warner Brothers, Paramount Pictures Corporation, Metro Goldwyn Mayer, Universal Studios and Sony Pictures Entertainment are members of the limited liability company that owns and operates Movielink LLC and the www.movielink.com web site. The Company alleges that Movielink has infringed and continues to infringe on the Company's patented video delivery technology. USVO and its subsidiary have retained the law firm of Steptoe & Johnson LLC to represent its interests in this legal action.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. In addition, the Company has developed and recently released MediaSentinel™, its proprietary patent pending core digital rights management technology. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com